UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 001-33128

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEBEACON 401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEBEACON INSURANCE GROUP, LTD.

601 Carlson Parkway

Minnetonka, MN 55305

(952) 852-2431

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 23 and 99(a) hereto, respectively, as detailed below:

23	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

1.	Report of Independent Registered Public Accounting Firm;

2.	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009;

3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009;

4.	Notes to Financial Statements; and

5.	Schedule of Assets (Held at End of Year) December 31, 2010.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEBEACON 401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (the “Plan”)

Date: June 29, 2011	By:	/s/ Thomas N. Schmitt
Thomas N. Schmitt
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009;
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009;
	4.	Notes to Financial Statements; and
	5.	Schedule of Assets (Held at End of Year) December 31, 2010.